UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments

Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 29)*

AFFINITY GAMING

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

Martin J. Auerbach, Esq.

c/o Z Capital Partners, L.L.C.

1330 Avenue of the Americas

16th Floor

New York, NY  10019

(212) 595-8400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 29, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL HG, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,766,777.50

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,766,777.50

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,766,777.50

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.6% (1)

14	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(1)           See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL PARTNERS FUND HOLDINGS I, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,997,024.93

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,997,024.93

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,997,024.93

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.6% (1)

14	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(1) See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL PARTNERS II, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,059,684.65

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,059,684.65

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,059,684.65

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.2% (1)

14	Type of Reporting Person (See Instructions) PN

(1) See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL PARTNERS II-A, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,222,344.61

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,222,344.61

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,222,344.61

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.0% (1)

14	Type of Reporting Person (See Instructions) PN

(1) See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL PARTNERS I, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,997,024.93

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,997,024.93

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,997,024.93

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.6% (1)

14	Type of Reporting Person (See Instructions) PN

(1) See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL PARTNERS GP I, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,588,140.10

	8	Shared Voting Power 0

	9	Sole Dispositive Power 5,588,140.10

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,588,140.10

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 27.3% (1)

14	Type of Reporting Person (See Instructions) PN

(1)           See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL PARTNERS GP II, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,830,475.30

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,830,475.30

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,830,475.30

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.8% (1)

14	Type of Reporting Person (See Instructions) PN

(1)           See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL PARTNERS UGP, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,418,615.40

	8	Shared Voting Power 0

	9	Sole Dispositive Power 8,418,615.40

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,418,615.40

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 41.1% (1)

14	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(1)           See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL PARTNERS, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,418,615.40

	8	Shared Voting Power 0

	9	Sole Dispositive Power 8,418,615.40

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,418,615.40

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 41.1% (1)

14	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(1)         See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL GROUP, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,418,615.40

	8	Shared Voting Power 0

	9	Sole Dispositive Power 8,418,615.40

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,418,615.40

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 41.1% (1)

14	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(1)           See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons ZENNI HOLDINGS, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,418,615.40

	8	Shared Voting Power 0

	9	Sole Dispositive Power 8,418,615.40

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,418,615.40

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 41.1% (1)

14	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(1)           See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons JAMES J. ZENNI, JR.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,418,615.40

	8	Shared Voting Power 0

	9	Sole Dispositive Power 8,418,615.40

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,418,615.40

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 41.1% (1)

14	Type of Reporting Person (See Instructions) IN

(1)         See Item 5 hereto.

SCHEDULE 13D

Item 1.                   Security and Issuer.

This Amendment No. 29 to Schedule 13D (“Amendment No. 29”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on October 23, 2012 (as amended and supplemented to date, the “Schedule 13D”) relating to the common stock, $0.001 par value (the “Common Stock”) of Affinity Gaming, a Nevada corporation (the “Issuer”), as amended by Amendment No. 1 through Amendment No. 28 previously filed with the SEC. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Item 4.                   Purpose of Transaction.

On July 29, 2016,  Z Capital Partners, L.L.C., on behalf of itself and its affiliated investment funds and/or designees (“Z Capital”), delivered a letter (the “July 29 Letter”) to the Board of Directors (the “Board”) of the Issuer in which Z Capital submitted a proposal to acquire all of the outstanding common shares of the Issuer not already owned by Z Capital for $15.00 per share in cash.  The proposal does not constitute a binding offer and is subject to the negotiation, execution and delivery of mutually acceptable definitive documents.  As set forth in the July 29 Letter, the proposal will automatically expire at 5:00 PM Pacific time on August 12, 2016.

The description and summary of the July 29 Letter in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the July 29 Letter, which is included as Exhibit 99.27 to this Schedule 13D and is incorporated herein by reference.

Item 5.                   Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by replacing the text in paragraphs (a) and (b) of Item 5 of the Schedule 13D with the following:

(a) and (b)

Reporting Person	Amount Beneficially Owned (9)	Percent of Class (10)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Z Capital HG, L.L.C.	1,766,777.50	8.6%	1,766,777.50	0	1,766,777.50	0
Z Capital Partners Fund Holdings I, L.L.C.	2,997,024.93	14.6%	2,997,024.93	0	2,997,024.93	0
Z Capital Partners II, L.P.	1,059,684.65	5.2%	1,059,684.65	0	1,059,684.65	0
Z Capital Partners II-A, L.P.	1,222,344.61	6.0%	1,222,344.61	0	1,222,344.61	0
Z Capital Partners I, L.P. (1)	2,997,024.93	14.6%	2,997,024.93	0	2,997,024.93	0
Z Capital Partners GP I, L.P. (2)	5,588,140.10	27.3%	5,588,140.10	0	5,588,140.10	0
Z Capital Partners GP II, L.P. (3)	2,830,475.30	13.8%	2,830,475.30	0	2,830,475.30	0
Z Capital Partners UGP, L.L.C. (4)	8,418,615.40	41.1%	8,418,615.40	0	8,418,615.40	0
Z Capital Partners, L.L.C. (5)	8,418,615.40	41.1%	8,418,615.40	0	8,418,615.40	0
Z Capital Group, L.L.C. (6)	8,418,615.40	41.1%	8,418,615.40	0	8,418,615.40	0
Zenni Holdings, LLC (7)	8,418,615.40	41.1%	8,418,615.40	0	8,418,615.40	0
James J. Zenni, Jr. (8)	8,418,615.40	41.1%	8,418,615.40	0	8,418,615.40	0

(1)   Partners I may be deemed to be the beneficial owner of the 2,997,024.93 shares owned by Holdings I.  Partners I disclaims beneficial ownership of the stock, except to the extent of its pecuniary interest therein.

(2)   GP I is the holder of record of 17,274 shares of the Issuer’s Common Stock, which includes 8,333 shares of unvested restricted stock issued on March 16, 2016 (see Form 4 filed March 18, 2016 for additional information).  Additionally, GP I may be deemed to be the beneficial owner of the 418,397.67 shares owned by Z Capital CUAL Co-Invest, L.L.C.; the 388,666 shares owned by Z Capital HG-C, L.L.C.; the 1,766,777.50 shares owned by Z Capital HG; and the 2,997,024.93 shares beneficially owned by Partners I.  GP I disclaims beneficial ownership of the stock not directly owned by GP I, except to the extent of its pecuniary interest therein.

(3)   GP II may be deemed to be the beneficial owner of the 1,059,684.65 shares owned by Partners II; the 1,222,344.61 shares owned by Partners II-A; and the 548,446.04 shares owned by Z Capital Partners II-B, L.P.  GP II disclaims beneficial ownership of the stock, except to the extent of its pecuniary interest therein.

SCHEDULE 13D

(4)           UGP may be deemed to be the beneficial owner of record of the 5,588,140.10 shares beneficially owned by GP I and the 2,830,475.30 shares beneficially owned by GP II.  UGP disclaims beneficial ownership of the stock, except to the extent of its pecuniary interest therein.

(5)   Z Capital Partners may be deemed to be the beneficial owner of the 8,418,615.40 shares beneficially owned by UGP.  Z Capital Partners disclaims beneficial ownership of the stock, expect to the extent of its pecuniary interest therein.

(6)   Z Capital Group may be deemed to be the beneficial owner of the 8,418,615.40 shares beneficially owned by Z Capital Partners.  Z Capital Group disclaims ownership of the stock, except to the extent of its pecuniary interest therein.

(7)   Zenni Holdings may be deemed to be the beneficial owner of the 8,418,615.40 shares beneficially owned by Z Capital Group.  Zenni Holdings disclaims ownership of the stock, except to the extent of its pecuniary interest therein.

(8)  Mr. Zenni may be deemed to be the beneficial owner of the 8,418,615.40 shares beneficially owned by Zenni Holdings.  Mr. Zenni disclaims beneficial ownership of the stock, except to the extent of his pecuniary interest therein.

(9)  In May 2016, as part of a non-substantive, internal reallocation, GP I transferred 13,765 shares of restricted stock that vested during the first quarter of 2016 to certain other Reporting Persons and other affiliates.  Specifically, GP I transferred 6,698 shares to Holdings I; 2,296 shares to Partners II; 2,648 shares to Partners II-A; 1,188 shares to Z Capital Partners II-B, L.P.; and 935 shares to Z Capital CUAL Co-Invest, L.L.C.

(10)  This calculation is based on 20,462,329 shares of Common Stock outstanding as of May 10, 2016, as reported in the Issuer’s Annual Report on Form 10-Q for the quarter ended March 31, 2016.

Item 7.                   Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by the following:

Exhibit	Description
Exhibit 99.27	Letter from Z Capital Partners, L.L.C. to the Board of Directors of Affinity Gaming, dated July 29, 2016

SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2016

Z CAPITAL HG, L.L.C.
By:	Z Capital Partners GP I, L.P., Managing Member
By:	Z Capital Partners UGP, L.L.C., General Partner
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL PARTNERS FUND HOLDINGS I, L.L.C.
By:	Z Capital Partners I, L.P., Managing Member
By:	Z Capital Partners GP I, L.P., General Partner
By:	Z Capital Partners UGP, L.L.C., General Partner
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL PARTNERS II, L.P.
By:	Z Capital Partners GP II, L.P., General Partner
By:	Z Capital Partners UGP, L.L.C., General Partner
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL PARTNERS II-A, L.P.
By:	Z Capital Partners GP II, L.P., General Partner
By:	Z Capital Partners UGP, L.L.C., General Partner
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL PARTNERS I, L.P.
By:	Z Capital Partners GP I, L.P., General Partner
By:	Z Capital Partners UGP, L.L.C., General Partner
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

SIGNATURE PAGE TO AMENDMENT NO. 29 TO SCHEDULE 13D (AFFINITY GAMING)

SCHEDULE 13D

Z CAPITAL PARTNERS GP I, L.P.
By:	Z Capital Partners UGP, L.L.C., General Partner
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL PARTNERS GP II, L.P.
By:	Z Capital Partners UGP, L.L.C., General Partner
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL PARTNERS UGP, L.L.C.
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL PARTNERS, L.L.C.

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL GROUP, L.L.C.

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

ZENNI HOLDINGS, LLC

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	Sole Member

JAMES J. ZENNI, JR.

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.

SIGNATURE PAGE TO AMENDMENT NO. 29 TO SCHEDULE 13D (AFFINITY GAMING)

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.27	Letter from Z Capital Partners, L.L.C. to the Board of Directors of Affinity Gaming, dated July 29, 2016